Exhibit 99.1
Alithya reports year over year continued improvement
Q1-2026 Highlights
•Revenues increased 2.7% to $124.2 million, compared to $120.9 million for the same quarter last year.
•84.8% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 3.3% to $39.8 million, compared to $38.5 million for the same quarter last year.
•Gross Margin as a Percentage of Revenues(a) increased to 32.1%, compared to 31.9% for the same quarter last year.
•Selling, general and administrative expenses decreased by $1.1 million, or 3.4%, to $30.6 million, compared to $31.7 million for the same quarter last year. Selling, general and administrative expenses as a percentage of revenues(a) decreased to 24.6%, from 26.2% for the same quarter last year.
•Net earnings increased to $0.2 million, or nil per share, compared to a net loss of $2.8 million, or $0.03 per share, for the same quarter last year.
•Adjusted Net Earnings(b) increased by $1.6 million, or 31.8%, to $6.5 million, from $4.9 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(b) of $0.07, compared to $0.05 for the same quarter last year.
•Adjusted EBITDA(b increased by $1.5 million, or 15.6%, to $11.6 million, for an Adjusted EBITDA Margin(b) of 9.4% of revenues, compared to $10.1 million, for an Adjusted EBITDA Margin(b) of 8.3% of revenues, for the same quarter last year.
•Net cash used in operating activities was $4.2 million, representing a decrease of $20.9 million, from $16.7 million of cash generated for the same quarter last year.
•Q1 Bookings(a) reached $118.1 million, which translated into a Book-to-Bill Ratio(a) of 0.95 for the quarter. The Book-to-Bill Ratio would have been 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.
•Backlog(a) represented approximately 15 months of trailing twelve-month revenues as at June 30, 2025.
•Signed 20 new clients.
•Acquired eVerge Interests, Inc. and its subsidiaries (the "eVerge Acquisition", "eVerge"), on May 31, 2025, specializing in enterprise application and transformation services.
•Subsequent to June 30, 2025, Pierre Blanchette joined Alithya as Chief Financial Officer and the Company extended the maturity of the subordinated unsecured loans to October 2027.
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MONTREAL, CANADA (August 13, 2025) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the first quarter of fiscal 2026 ended June 30, 2025. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the first quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2026-Q1	F2025-Q1
Revenues	124,158	120,875
Gross Margin	39,793	38,530
Gross Margin as a percentage of revenues (%)(a)	32.1%	31.9%
Selling, general and administrative expenses	30,573	31,659
Selling, general and administrative expenses (%)(a)	24.6%	26.2%
Net Earnings (Loss)	185	(2,762)
Basic and Diluted Earnings (Loss) per Share	—	(0.03)
Adjusted Net Earnings(b)	6,519	4,944
Adjusted Net Earnings per Share(b)	0.07	0.05
Adjusted EBITDA(b)	11,629	10,058
Adjusted EBITDA Margin (%)(b)	9.4%	8.3%
(a)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(b)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
"The Alithya team has delivered another quarter of year over year improvements in many areas of the business. We achieved double digit organic growth in our US operations, as clients seek to roll out the latest mission critical cloud enterprise systems to better leverage data and AI capabilities. This is a clear indication of our position as a trusted advisor. We have also harnessed synergies from our latest acquisitions to bolster our client offerings, enabling us to better support our clients. Our team remains focused on executing our long-term plan of profitable growth and value creation."
First Quarter Results
Revenues
Revenues amounted to $124.2 million for the three months ended June 30, 2025, representing an increase of $3.3 million, or 2.7%, from $120.9 million for the three months ended June 30, 2024.
Revenues in Canada decreased by $5.5 million, or 8.5%, to $59.6 million for the three months ended June 30, 2025, from $65.1 million for the three months ended June 30, 2024. The decrease in revenues was due primarily to reduced revenues from government contracts, certain client projects reaching maturity, and one less billable day compared to the same quarter last year, partially offset by revenues
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from the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024 (the “XRM Acquisition”, “XRM Vision”), and a continued recovery in the banking sector.
U.S. revenues increased by $8.8 million, or 17.3%, to $59.5 million for the three months ended June 30, 2025, from $50.7 million for the three months ended June 30, 2024, due primarily to organic growth in enterprise transformation services, higher billing rates, revenues from eVerge since its acquisition, and a favorable US$ exchange rate impact of $0.7 million between the two periods.
International revenues increased by $0.1 million, or 0.7%, to $5.1 million for the three months ended June 30, 2025, from $5.0 million for the three months ended June 30, 2024.
Gross Margin
Gross margin increased by $1.3 million, or 3.3%, to $39.8 million for the three months ended June 30, 2025, from $38.5 million for the three months ended June 30, 2024. Gross margin as a percentage of revenues increased to 32.1% for the three months ended June 30, 2025, from 31.9% for the three months ended June 30, 2024.
In Canada, gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to decreases in utilization rates and tax credits, and salary increases that came into effect at the beginning of this fiscal year, partially offset by a positive margin contribution from XRM Vision since its acquisition.
In the U.S., gross margin as a percentage of revenues increased compared to the same quarter last year, primarily due to increased efficiencies, higher billing rates, and the increased use of our smart shoring capabilities.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to lower utilization.
Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $30.6 million for the three months ended June 30, 2025, representing a decrease of $1.1 million, or 3.4%, from $31.7 million for the three months ended June 30, 2024, despite the addition of expenses from XRM Vision and eVerge since their acquisitions. Selling, general and administrative expenses as a percentage of revenues amounted to 24.6% for the three months ended June 30, 2025, compared to 26.2% for the same period last year. The decrease in selling, general and administrative expenses was mainly due to decreased employee compensation costs, stemming from variable compensation and $1.5 million in severance consisting of termination and benefit costs for key management personnel in the same quarter last year, and decreases in business development costs, training costs, and insurance costs, partially offset by increases in share-based compensation, professional fees, and recruiting fees.
Net Earnings
Net earnings for the three months ended June 30, 2025 were $0.2 million, representing an increase of $3.0 million, from a net loss of $2.8 million for the three months ended June 30, 2024. The increase was
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due primarily to the increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased selling, general and administrative expenses, and increased income tax recovery, partially offset by increased business acquisition, integration and reorganization costs, due primarily to the eVerge Acquisition, increased amortization of intangibles, increased foreign exchange loss, and increased net financial expenses for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. On a per share basis, this translated into basic and diluted earnings per share of nil for the three months ended June 30, 2025, compared to a loss of $0.03 per share for the three months ended June 30, 2024.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $6.5 million for the three months ended June 30, 2025, representing an increase of $1.6 million, or 31.8%, from $4.9 million for the three months ended June 30, 2024. As explained above, increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased selling, general and administrative expenses, and increased income tax recovery were partially offset by increased foreign exchange loss and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.07 for the three months ended June 30, 2025, compared to $0.05 for the three months ended June 30, 2024.
Adjusted EBITDA
Adjusted EBITDA amounted to $11.6 million for the three months ended June 30, 2025, representing an increase of $1.5 million, or 15.6%, from $10.1 million for the three months ended June 30, 2024. As explained above, the increase was due primarily to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, and decreased selling, general and administrative expenses. Adjusted EBITDA Margin was 9.4% for the three months ended June 30, 2025, compared to 8.3% for the three months ended June 30, 2024.
Bookings
Bookings amounted to $118.1 million, which translated into a Book-to-Bill Ratio of 0.95 for the quarter, compared to $98.2 million, which translated into a Book-to-Bill Ratio of 0.81, for the same quarter last year. Bookings for the trailing twelve months amounted to $440.6 million as at June 30, 2025, which translated into a Book-to-Bill ratio of 0.92.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would be 1.06, compared to 0.92 for the same quarter last year. For the trailing twelve months as at June 30, 2025, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would be 1.03.
Liquidity and Capital Resources
For the three months ended June 30, 2025, net cash used in operating activities was $4.2 million, representing a decrease of $20.9 million, from $16.7 million of cash generated for the three months ended June 30, 2024. The decrease in net cash from operating activities compared to the same quarter last year was mainly driven by unfavorable changes in non-cash working capital items.
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Unfavorable changes in non-cash working capital items of $12.9 million during the three months ended June 30, 2025 were due mainly to the timing of payments, collections, and invoicing and consisted primarily of a $9.1 million decrease in accounts payable and accrued liabilities, an $8.0 million increase in unbilled revenues, a $6.5 million decrease in deferred revenues, and a $1.2 million increase in tax credits receivable, partially offset by an $11.5 million decrease in accounts receivable and other receivables and a $0.3 million decrease in prepaids. For the three months ended June 30, 2024, favorable changes in non-cash working capital items of $9.4 million were due mainly to the timing of payments, collections, and invoicing and consisted primarily of a $15.1 million decrease in accounts receivable and other receivables and a $7.9 million decrease in tax credits receivable, partially offset by a $7.5 million increase in unbilled revenues, a $3.7 million decrease in accounts payable and accrued liabilities, a $1.5 million decrease in deferred revenues, and a $0.9 million increase in prepaids.
As at June 30, 2025, drawings on the Credit Facility amounted to $96.1 million, after the impact of the eVerge acquisition during the quarter, and the availability of additional capital resources of Alithya amounted to $115.7 million, consisting of cash and availability under its credit facilities, including the accordion provision. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
eVerge Acquisition
On May 31, 2025, Alithya acquired eVerge for a purchase price of US$23.5 million, payable in cash, including a potential earn-out of US$4.7 million.
eVerge specializes in enterprise applications and transformation services with expertise in Salesforce Customer Relationship Management (CRM), and Oracle Human Capital Management (HCM) and Customer Experience (CX) and other complementary technologies. With a team of approximately 160 professionals, eVerge operates from locations across the U.S. and India.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by
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leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in
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Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended June 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
The following table reconciles net earnings to Adjusted Net Earnings:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Net earnings (loss)	185	(2,762)
Business acquisition, integration and reorganization costs	2,047	783
Amortization of intangibles	4,955	4,644
Share-based compensation	2,372	1,685
Impairment of property and equipment and right-of-use assets and loss on lease termination	37	—
Severance	—	1,502
Income tax related to deferred tax asset recognized on purchase price allocation	(1,948)	—
Effect of income tax related to above items	(1,129)	(908)
Adjusted Net Earnings (a)	6,519	4,944
Basic and diluted earnings (loss) per share	0.00	(0.03)
Adjusted Net Earnings per Share (a)	0.07	0.05

(a) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended June 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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The following table reconciles net earnings (loss) to EBITDA and Adjusted EBITDA:

	For the three months ended June 30,
(in $ thousands)	2025	2024
	$	$
Revenues	124,158	120,875
Net earnings (loss)	185	(2,762)
Net financial expenses	2,840	2,372
Income tax (recovery) expense	(3,038)	756
Depreciation	1,065	1,095
Amortization of intangibles	4,955	4,644
EBITDA (a)	6,007	6,105
EBITDA Margin (a)	4.8%	5.1%
Adjusted for:
Foreign exchange loss (gain)	1,166	(17)
Share-based compensation	2,372	1,685
Business acquisition, integration and reorganization costs	2,047	783
Impairment of property and equipment and intangibles	37	—
Severance	—	1,502
Adjusted EBITDA (a)	11,629	10,058
Adjusted EBITDA Margin (a)	9.4%	8.3%

(a) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended June 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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First Quarter Conference Call
Alithya will hold a conference call to discuss these results on August 13, 2025, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/06qkaPWlmPr. A replay will be made available until August 20, 2025 (conference replay information: 1-888-660-6345, 17546#).
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Management’s Discussion and Analysis and the interim consolidated financial statements and notes for the three months ended June 30, 2025 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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